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Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com



GAMCO Investors, Inc.

April 29, 2009

Mr. Richard M. Lavers
President and Chief Executive Officer
Coachmen Industries, Inc.
PO Box 3300
2831 Dexter Drive
Elkhart, IN 46515

Dear Rick:

Laura Linehan, one of our portfolio managers, has recommended the following to me:

> "After careful consideration, we find it difficult to vote for a blank check preferred stock issuance. Our discomfort arises from the fact that we feel we lack hard numbers, especially regarding the scale of potential contingent liabilities from the legacy RV business. We are left with no choice but to vote against the preferred offering."

Sincerely,

Mario J. Gabelli

MJG:dm